Mail Stop 3561

July 8, 2009

By Facsimile and U.S. Mail

Mr. Burton M. Tansky
Chief Executive Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, Texas 75201

>   **Re: Neiman Marcus, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008**
>   **Filed September 24, 2008**
>   **Quarterly Report on Form 10-Q for the Period Ended May 2, 2009**
>   **Filed June 10, 2009**
>   **File No. 333-133184-12**

Dear Mr. Tansky:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

General

1. You have checked the box on the cover of your quarterly reports to indicate that you are a smaller reporting company. Because you have not had revenues of less than $50 million during the most recently completed fiscal year, it does not appear

that you should characterize the company as a smaller reporting company. Please advise or revise. Please confirm that you have not provided disclosure based on the scaled, smaller reporting company disclosure requirements.

Item 1. Business, page 2

2. In the business overview section on page 2 of the filing, you state that your direct marketing operation operates nine designer websites that bear the designers' brand names. Similarly, in the industry overview on page 4 of the filing, you state that you "have arrangements with luxury-branded fashion vendors…to market and sell their merchandise." Please tell us the importance, duration and effect of any trademarks, licenses or other intellectual property held in connection with the brands associated with these designer websites and fashion vendors. Refer to Item 101(c)(iv) of Regulation S-K.

3. To the extent economic difficulties continue, please balance the discussion in your business overview regarding the factors that "benefit well-positioned luxury retailers" with the risks that retailers, including luxury retailers, have recently encountered. For example, we note that the business section presents a more positive view of the business than the discussion in management's discussion and analysis. Further you discuss the positive growth trends over recent years in the business overview, but you also should discuss your recent experience.

Item 1A. Risk Factors, p11

The specialty retail industry is highly competitive, page 13

4. According to news reports, specialty retailers have significantly marked down retail prices as a result of the current economy. If material, disclose any negative effects that price cutting has had on your relationships with vendors, particularly those that operate vendor-owned proprietary boutiques.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5. Please note it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management's belief that it is the most meaningful comparison of the results. You should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. To the extent each stub period is subject to a seasonality factor, you should address that in your discussion. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods therefore we would not object to a supplemental pro forma presentation of fiscal 2006 compared to actual

fiscal 2007. If it is determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and enhances the discussion, then the pro forma financial information should be prepared in accordance with Article 11 of S-X and should reflect the impact of only the transaction that has had the significant impact on comparability. In addition to explaining the reasons for period to period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. For example, the potential pro forma results might not necessarily be indicative of future results. Please note the supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater prominence.

6. Please provide the disclosure required by Item 303(a)(4) of Regulation S-K in a separately-captioned section of off-balance sheet arrangements.

Segment Operating Earnings, page 32

7. Reference is made to your segment reporting footnote on page F-38. We note you present segment operating earnings before various corporate expenses and amortization charges related to your customer lists and favorable lease commitments. We also noted you present your segment profitability discussion in MD&A on this same basis. Please revise your segment MD&A disclosure to provide a reconciliation of your adjusted segment operating earnings to arrive at operating earnings as presented in your segment footnote, or provide a cross reference to your segment footnote disclosure. See Question 19 to the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found at: http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment.

Liquidity and Capital Resources, page 37

8. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations, vendor financing and borrowing available under your credit facility.

Critical Accounting Policies, page 42

Merchandise Inventories and Costs of Goods Sold, page 43

9. Please revise your disclosure to supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available to provide greater insight into the quality and variability of the information. For example, disclose significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period and the impact of markdowns on cost of goods sold.

Benefit Plans, page 45

10. Enhance your critical accounting policy discussion to include a sensitivity analysis with respect to your benefit plans. In this regard, the revised disclosure should provide sensitivities associated with changes in your benefit plan assumptions on your benefit obligation and expense. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 11. Executive Compensation, page 51

Compensation Discussion and Analysis, page 51

Role of Compensation Consultants, page 53

11. Please identify the compensation consultants who assisted management and the compensation committee in determining or recommending the amount or form of executive compensation. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2008 Direct Compensation for Our Chief Executive Officer ..., page 54

12. In the discussion of the annual incentive compensation, you state that Mr. Gold received an award based upon the achievement of certain performance levels. Please disclose the performance targets referenced on page 55 or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See Question 118.04 of the Regulation S-K Compensation and Disclosure Interpretations that are available on our website at www.sec.gov. If disclosure of

the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 67

13. You state that participants in the cash incentive plan are entitled to receive cash bonus amounts upon a change in control of the company or certain employment termination events. Please revise to include a discussion of the rationale for providing a single trigger for payment in each such case. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 70

Security Ownership of Certain Beneficial Owners and Management, page 71

14. Please revise to indicate that the beneficial ownership table includes information regarding all beneficial owners of more than 5% of the company's common stock. In addition, please present the information in the beneficial ownership table as of the most recent practicable date, as opposed to as of your fiscal year end. Refer to Item 403(a) and (b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 73

15. Please disclose the required information regarding director independence. Please note that Item 407(a)(1)(ii) provides for the disclosure of such information, even in the case of a registrant that is not a listed issuer. See also Item 407(d)(5)(i)(B) of Regulation S-K.

16. You state that the audit committee considers relevant facts and circumstances in making its decision whether to approve a related person transaction and will approve only those transactions that are in the best interests of the company. Please expand your disclosure to discuss the process by which the audit committee determines the relevance of various facts and circumstances to its decision whether to approve a related person transaction, and the criteria used by the audit committee to determine the best interests of the company. Refer to Item 404(b) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 76

17. We note that the Newton Holding, LLC limited liability company operating agreement contains provisions that govern the relationships of various related

persons. For example, the operating agreement contains agreements among various parties, including the Sponsors, with respect to the election of the company's directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the company, and the right to approve certain corporate actions. Please file the operating agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or explain to us why you do not believe that the operating agreement needs to be so filed.

18. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not provided the schedules and exhibits to the credit agreements filed as exhibits 10.5 and 10.6 to the Form 10-K. Please review your material agreements, and re-file complete, agreements with your next periodic or current report.

Note 1. Summary of Significant Accounting Policies, page F-11

19. Please tell us and disclose how you account for store closing expenses.

Goodwill and Intangible Assets, page F-13

20. We note goodwill and intangible assets comprise a significant amount of your total assets. As such we would expect robust and comprehensive disclosure regarding your impairment testing policies. Please expand this note to include, for example, when you perform your annual recoverability assessment, the reporting level at which the impairment tests for goodwill are performed, the two-step impairment tests used to identify potential goodwill impairments and how you measure any impairment losses. Also consider disclosing the basis of your related fair value measurements. Refer to SFAS 142.

21. We note customer lists are amortized using the straight-line method. Paragraph 12 of SFAS 142 states the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up and if that pattern cannot be reliably determined, then a straight-line amortization method should be used. Please tell us how you concluded the appropriate method of amortization for your customer lists was the straight-line method.   In addition, please tell us what pertinent factors were considered in your determination of useful lives of your customer lists which range from 5 to 24 years.

Loyalty Program, page F-16

22. Please tell us and disclose the amounts recorded in connection with the loyalty program for the past three fiscal years.

Note 8. Accrued Liabilities, page F-21

23. Please provide a rollforward of your reserve for self-insurance for each of the last three fiscal years in the notes to your financial statements or within Schedule II.

Note 9. Long-Term Debt, page F-21

24. Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements.

Note 13. Employee Benefit Plans, page F-32

25. Explain to us how you determined your long-term expected return assumption on pension plan assets of 8.00%. We note that approximately 76% of your pension assets are invested in equity securities. In this regard, provide to us your historical long-term returns for your pension plan by asset class and in total. Please ensure your historical returns are representative of a *long-term* market cycle, for example 10, 15 and 20 year periods. To the extent your historical returns significantly fall below your expected return of 8.00%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use. Please be detailed in your analysis. See paragraph 45 of SFAS no. 87. We may have further comment.

26. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS no. 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 16. Segment Reporting, page F-38

27. Disclose the factors used to identify your reportable segments and whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

28. Please expand your disclosure to include the enterprise-wide information regarding your products and services as required by paragraphs 36 and 37 of SFAS 131.

Quarterly Report on Form 10-Q for the Period Ended May 2, 2009

Non-GAAP Financial Measures – EBITDA and Adjusted EBITDA, page 47

29. You have presented non-GAAP measures EBITDA and *Adjusted* EBITDA. It
appears you are using the measures as liquidity and performance measures.
Please address the following items:

- It is unclear to us from this disclosure if or how Adjusted EBITDA is used
to determine management's incentive compensation. Please explain this
to us in more detail.
- If you are presenting the non-GAAP measure as a liquidity measure,
please also note the requirement to reconcile to net cash provided from
operating activities as well as the 3 major categories of the statement of
cash flows. See Item 10(e) of Regulation S-K and Question 12 of the
Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures (Non-GAAP FAQ), which is available on our website –
www.sec.gov.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director